NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX	OTCBB SYMBOL: RUBIF	PR04-13	JUNE 22, 2004

RUBICON TO COMMENCE PHASE TWO DRILLING AT PHOENIX ZONE McFINLEY, RED LAKE
- 3500 metre program aimed at expanding existing gold zones -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) is pleased to announce the start-up of a 3,500 metre Phase II drill program at its Phoenix Zone, part of the Company's 100% owned McFinley project located in the heart of the prolific Red Lake gold camp, Ontario. The Phoenix Zone, discovered in March 2004, is interpreted to display all of the attributes associated with major deposits in the camp (see news release dated April 7, 2004 for complete results). Drilling is expected to commence during the first week of July, 2004. Maps and sections of the Phoenix Zone are available at the Company's Web site at www.rubiconminerals.com.

Highlights from the Phoenix Zone include:

  Intercepts of 15.5 g/t gold over 4.8 metres and 15.0 g/t gold over 2.80 metres* in the PZ-1 zone - zone is open for follow up diamond drilling
  Intercepts of 14.0 g/t gold over 2.1 metres and 6.6 g/t gold over 2.0 metres* in the PZ-2 zone, discovered late in the Phase I drill program - zone is open for follow up diamond drilling
  Mineralized zones up to 30 metres thick with alteration assemblages similar to those of the Campbell and Red Lake Mines
  Zones discovered to date are within 100 metres of surface and are untested at depth

"McFinley is 100% owned, it is in Red Lake, a world class gold camp, and it looks to possess the attributes associated with major mineralizing systems. Even at this early stage, the Phoenix Zone has yielded some of the best results to come out of exploration in the Red Lake gold camp outside of the mines and we look forward to continued exploration of the Zone," stated David Adamson.

McFinley is the flagship of an extensive property portfolio which includes new discoveries in Red Lake, emerging discoveries in Newfoundland and exposure to additional targets at low cost through our subsidiaries. The Company will be providing an update on its global exploration activities in the near future.

RUBICON MINERALS CORPORATION

David W. Adamson
________________________________
President & CEO

* Assaying was conducted on sawn NQ2-sized half core sections by ALS Chemex Labs using the metallic screen fire assay procedure. Standards and blanks are included in each sample batch. Work is supervised by Ian Cunningham-Dunlop P.Eng., the project Qualified Person under the definition of NI 43-101. True thicknesses are estimated to be approximately 75% of core length.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rogers.com
Rubicon Minerals Corporation Suite 888-1100 Melville Street, Vancouver BC CANADA V6E 4A6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.	Page 1 of 1

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.